SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 23, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

EXCERPT OF THE EIGHT HUNDRED AND THIRTY-THIRD BOARD OF DIRECTORS’ MEETING

The undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP listed below met at the meeting room at the Company’s headquarters, at Rua Costa Carvalho n° 300, São Paulo, at 2:00 p.m. on November 10, 2016, at the call of the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, on an ordinary basis, pursuant to the caput of article 12 of the Company’s Bylaws.

(...)

Following the agenda, Mr. Benedito Braga handed the floor to the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, who, together with the Accounting Supervisor,  Marcelo Miyagui, the Controllership Supervisor, Agnaldo Pacheco Sampaio, the Funding and Investor Relations Supervisor, Mario A. de Arruda Sampaio, the Legal Supervisor, Tales José B. Bronzato, and the Institutional Legal Counsel Manager, Elizabeth Melek Tavares, presented item 3 on the agenda “Execution of a Private Transaction Agreement and Other Adjustments between SABESP and EMAE” (time: 60’), based on documents filed in the meeting’s electronic folder (...). The purpose of this transaction is to settle the following litigation between Sabesp and EMAE in an amicable and consensual manner:

(a)   Action Requesting Arbitral Submission (Ação de Instituição de Compromisso Arbitral) – Case no. 0064069-18.2012.8.26.0100, currently being examined by the 5th Lower Civil Court of the Central Jurisdiction of São Paulo (5ª Vara Cível do Foro Central da Comarca de São Paulo), currently on appeal, commenced by EMAE in order to settle the dispute through arbitration;

(b)  Arbitration Proceedings (Procedimento Arbitral) – Case no. 069/2013, currently being examined by the Arbitration Center of the Amcham (São Paulo Chapter), initiated to request financial compensation for alleged past and future losses in the generation of electricity as a result of the water extraction and compensation for alleged costs already incurred and to be incurred with the operation, maintenance and monitoring of the Guarapiranga Reservoir;

(c)   Lawsuit (Ação Ordinária) – Case no. 1064876-84.2013.8.26.0100, currently being examined by the 6th Lower Civil Court of the Central Jurisdiction of São Paulo (6ª Vara Cível do Foro Central da Comarca de São Paulo), filed by EMAE to request financial compensation for alleged past and future losses in the generation of electricity as a result of water extraction, and apportionment of the alleged costs already incurred and to be incurred with the operation, maintenance and monitoring of the Billings Reservoir by SABESP;

(d)  Interlocutory Injunction for Displaying Documents (Ação Cautelar de Exibição de Documentos) – Case no. 019598-24.2013.8.26.0053, filed by SABESP against EMAE at the 9th Public Treasury Trial Court of the Judicial District of São Paulo (9.ª Vara da Fazenda Pública da Comarca de São Paulo), to request the production of documents prior to the Settlement Agreement (Termo de Acordo).

1

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

Sabesp believes that the water in these reservoirs has always been public, that it cannot be considered as private and that its use for public supply cannot be indemnified. However, in the recent development of litigation involving the two companies, it is noted that: i) that Sabesp’s arguments in court are not being taken into account in the arbitration proceeding with the American Chamber of Commerce in São Paulo (Amcham); ii) that this proceeding is in the hands of a single arbitrator and an expert appointed by him; iii) that the arbitrator has made it very clear that the arbitration proceeding is limited to calculating the indemnity owed.

The agreement was based on the following premises: i) payments by Sabesp must not exceed the necessary amount to reimburse EMAE for the costs of maintaining and operating the Guarapiranga and Billings reservoirs, in proportion to its water abstraction from the natural flow of each of them; ii) payment should continue to be made as long as Sabesp and EMAE’s concessions remain in force, and for as long as Sabesp continues to withdraw from these reservoirs, subject to the period of prescription of the purpose of the actions; iii) Sabesp shall apply to ARSESP for these expenses to be included in the tariff review now in progress.  The agreement establishes that Sabesp will pay EMAE the amounts established in clause 3.1:

(a)   six million, six hundred and ten thousand reais (R$6,610,000.00) per year, adjusted for inflation as of the date of signature of this agreement using the IPCA or any other index that may replace it, always by the last business day of October every fiscal year, under the following conditions: (i) the first of these annual payments is due by the last business day of October 2017 and (ii) the last payment is due by the last business day of October 2042; and

(b)  Forty-six million, two hundred and seventy thousand reais (R$46,270,000.00), in five annual successive installments, adjusted for inflation using the IPCA or any other index that may replace it, under the following conditions: the first installment, of nine million, two hundred and fifty-four thousand reais (R$9,254,000.00), is payable on April 30, 2017, and the remaining four (4) installments of the same amount are payable every April 30, or the next business day, of the subsequent years.

EMAE announced via a notice to the market that its Board of Directors, at a meeting held on November 9, 2016, approved the transaction with Sabesp, pursuant to the Private Transaction Agreement.

The matter was submitted to discussion and vote and, in accordance with the terms of the Agreement, the Board members unanimously approved the transaction related to the Private Transaction and Other Agreements between Sabesp and EMAE, of October 28, 2016. In accordance with Section 2, item 2.1 of the Agreement, the effectiveness of the transaction is subject to the following conditions precedent, given that it has been approved by EMAE’s Board of Directors: (i) EMAE’s Extraordinary Shareholders’ Meeting; and (ii) full and unconditional approval of its terms by the Brazilian Electricity Regulatory Agency – ANEEL, pursuant to article 3, XIII of Law 9,427/1996 and article 18, I of Resolution 699, of January 26, 2016.

2

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

(...)

The minutes, after approved, will be signed by the attending members of the Board of Directors: Benedito Pinto Ferreira Braga Junior, Arno Meyer, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Luis Eduardo Alves de Assis and Reinaldo Guerreiro.

This is a free translation of the excerpt of the minutes that will be drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, November 18, 2016.

Benedito Pinto Ferreira Braga Junior	Marialve de S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 23, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.